FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MONTH OF JUNE 2002

AstraZeneca PLC
15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

AstraZeneca

ASTRAZENECA RECEIVES FDA 'APPROVABLE' LETTER FOR CRESTOR™

AstraZeneca today confirms that it has received an "approvable" letter from the U.S. Food and Drug Administration (FDA) in response to its New Drug Application (NDA) for 'Crestor' (rosuvastatin). The Company is reviewing its contents, and has no further comment at this time.

5 June 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 7710 125 359

Investor Relations:
Jonathan Hunt, Tel: +44 (0) 207 304 5087

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 31 May 2002, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3011 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,732,588,927.

G H R Musker
Company Secretary
5 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 6 June 2002, it purchased for cancellation 425,000 ordinary shares of AstraZeneca PLC at a price of 2908 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,732,163,927.

G H R Musker
Company Secretary
7 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 7 June 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2791 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,731,963,927.

G H R Musker
Company Secretary
10 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 12 June 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2819 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,731,763,927.

G H R Musker
Company Secretary
13 June 2002

AstraZeneca

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 13 JUNE 2002 WE WERE INFORMED BY LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED THAT, AS OF 10 JUNE 2002, THEY HAD A NOTIFIABLE INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC OF 52,518,020 SHARES WHICH REPRESENTS 3.03 PER CENT OF THE ISSUED ORDINARY CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
13 JUNE 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 13 June 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2802 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,731,563,927.

G H R Musker
Company Secretary
14 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 14 June 2002, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2681 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,730,563,927.

G H R Musker
Company Secretary
17 June 2002

AstraZeneca

ASTRAZENECA RESPONDS TO FDA ACTION ON SUPPLEMENTAL NEW DRUG APPLICATION FOR CASODEX 150MG FOR EARLY PROSTATE CANCER

AstraZeneca today announced that the US Food and Drug Administration (FDA) has issued a non-approvable letter for its supplemental new drug application (sNDA) for 'Casodex' (bicalutamide)150mg for the treatment of early prostate cancer. The FDA's decision does not impact on the current use and approval of 'Casodex' 50mg formulation for advanced prostate cancer treatment.

Casodex 150mg is currently being evaluated in the largest ever treatment study in prostate cancer – the Early Prostate Cancer (EPC) programme. AstraZeneca strongly believes that the first results from the EPC programme show that Casodex 150mg provides important benefits for patients with the early stages of prostate cancer. The company wants to fully review its options with the FDA to find the best way forward, including possibly requesting an advisory committee meeting. In addition, the FDA has suggested that AstraZeneca requests a public hearing to review the data and discuss the findings in an open forum.

'Casodex' 150mg is currently approved for the treatment of early or locally advanced prostate cancer in 50 countries around the world including the UK, Italy, Austria and Mexico.

One third or more of men that undergo standard care (radical prostatectomy, radiotherapy or watchful waiting) for early prostate cancer have their disease return. The sNDA submission was based on the first results of the Early Prostate Cancer (EPC) programme, which showed that adding 'Casodex' 150mg to standard care reduces the risk of tumour progression by almost a half and reduces the incidence of bone metastases by a third in patients with localised or locally advanced (early) prostate cancer, compared with standard care alone. AstraZeneca and the FDA clearly had a difference of opinion on the interpretation of the data and how it applies to patients. The EPC programme was designed on the same premise as the adjuvant trials of tamoxifen for breast cancer. The EPC programme is the largest prostate cancer treatment study to date including over

8,000 patients from 23 countries around the world. AstraZeneca remains committed to the Casodex 150 mg EPC programme and continues to seek approval for this indication in countries worldwide.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of ethical (prescription) pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of $16.4 billion and leading positions in sales of gastrointestinal, oncology, anaesthesia (including pain management), cardiovascular, central nervous system (CNS) and respiratory products.

'Casodex' is a trademark of the AstraZeneca group of companies

Date: 21st June 2002

NOTES: Information about AstraZeneca and full prescribing information for all AstraZeneca products are available at www.astrazeneca.com

For further information, please contact:

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

- Ends -

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 21 June 2002, it purchased for cancellation 270,000 ordinary shares of AstraZeneca PLC at a price of 2664 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,730,359,593.

G H R Musker
Company Secretary
24 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 24 June 2002, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2633 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,730,109,593.

G H R Musker
Company Secretary
25 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 25 June 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2686 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,729,909,593.

G H R Musker
Company Secretary
26 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 26 June 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2646 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,729,709,593.

G H R Musker
Company Secretary
27 June 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

- AstraZeneca PLC announces that on 27 June 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2728 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,729,409,593.

G H R Musker
Company Secretary
28 June 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 30 JUNE 2002

By:

(Name: G H R Musker)
(Title: Secretary)